PRIMARI Analytics

Technology Software Artificial Intelligence B2C B2B

Why struggle working long hours? Just e-mail/text DAN, your AI Digital Employee for business tasks

PRIMARI.AI NEW YORK


PRIMARI
Analytics



Wouldn't it be nice to ask smart technology to complete work at your request? PRIMARI's smart technology allows you to communicate with CRM, Accounting, Marketing, and other software programs in the same way you talk to other people. Our Friendly AI simplifies working anywhere/any time, saves hours of manual work, and is convenient and easy-to-use.

Francisco Gomez Co-Founder - CEO @ PRIMARI Analytics

Why you may want to support us...

1. Founded by a team of technology innovators, data experts and serial entrepreneurs with 2 successful exits
2. Invest in an always-learning asset that makes small tasks or tedious, multi-step complex projects, as easy as sending an email or a text msg
3. Technology advisor is NASDAQ's cloud architect and pioneer of leading edge technologies and data science products
4. World-class board includes executives with leadership experiences at HSBC, Deloitte, McKinsey, Johnson and Johnson and Celgene
5. Must-have solution that allows people to use email or SMSText to instruct software platforms to complete tasks and assignments in minutes
6. Timing: 100% workers use email, 95% workers seek better work tools, 60% workers rely on mobile phones, 56% workers use more work tools than ever
7. Est. Market size: $33.9bn across 6 million SMBs in US (100 million globally); and 30,000 enterprise businesses in US (220,000 globally)
8. Bigger market potential than competitors. No apps, no learning curve, no changes to work habits. Just SMART Tech via Friendly AI

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Francisco Gomez
Co-Founder - CEO
Data & Analytics, intelligence solutions, strategy and operations professional. Designed and released products for PwC's global staff. Mentor and Entrepreneur-In-Residence at Stevens Tech Venture Center, serve on the board of advisors at Rutgers U.



Andrei Volgin
Co-Founder - CTO
Andrei is the co-founder and CTO of PRIMARI Analytics. Andrei is a serial tech entrepreneur and former financial industry executive.



DAN - Digital Analyst
Digital Analyst

DAN is a digital analyst powered by Friendly AI, and trained across business platforms, social media, and universal business skills. DAN loves efficiency, helping others and is constantly learning new skills.



Darshan Khedekar
Technology Advisor
Darshan is NASDAQ's cloud architect and pioneer of fintech and market data products using bleeding edge technologies, data science and machine learning.



Diane Derasmo
Board Director
Diane was Vice Chairman Emerita of HSBC Bank USA, received American Banker's Lifetime Achievement Award in 2016 and she was recognized as one of the 25 Most Powerful Women in Banking. Her expertise spans across investment and corporate banking.



Katherine Kalin
Board Director
Katherine has more than 25 years experience as a senior executive in healthcare and professional services. She led corporate strategy at Celgene, held leadership roles in general management at J&J, and is a former partner of McKinsey & Co.

Why people love us

Francisco has a vision, but he is also super-organized and persistent - all the qualities you need in a startup CEO.

Andrei Volgin
Friend

SEE MORE

Downloads

- Letter to Prospective Investors.pdf
- PRIMARI Analytics - Philosophy.pdf
- PRIMARI Analytics - Team Bios.pdf
- PRIMARI Analytics - Pitch Deck.pdf
- PRIMARI Analytics - 1-Page Overview.pdf
- PRIMARI Analytics - Investors FAQ.pdf
- Companies Devote Budgets to AI - WSJ.pdf
- CEO COVID-19 Rise of Digital Workplace.pdf
- Future Of Work Is Anywhere Anytime.pdf
- The Future Of Work Is Skills - Jamie Dimon.pdf
- 69pct of Routines to be Automated GARTNER .pdf
- No. 1 Tech Trend - Hyperautomation Gartner .pdf
- Automation with Intelligence - Deloitte.pdf

Simplifying anywhere/any time work with AI for business professionals

primari.ai @PRIMARI_AI LinkedIn

Why are millions of people forced to use complex software and work for hours from desktop computers? Why not let advanced cognitive technology do the work for millions of users from the convenience of any device?

Meet DAN - Our Friendly AI-Powered Digital Analyst Who Understands Natural Language and Completes Assignments in Minutes


No Effort | No Wait | Smart Tech

1 - From any device, users can e-mail, text or use their voice to assign simple tasks or long, tedious, multi-step assignments to DAN.

2 - DAN quickly translates the request into code that CRMs, ERPs, SaaS and Social Media platforms can understand and execute.

3 - In minutes, DAN delivers a complete assignment.

Our Story

We are a team of technology innovators and data experts working together to solve the need for convenience, simplicity, and speed that business users need to operate efficiently in the most dynamic markets.

Our Mission

Use Artificial Intelligence to simplify and improve the *anywhere/any time* work experience, reduce workloads, empower professionals to use any software platform – *with no prior training or skills* - and enhance job satisfaction for millions of workers.

A Diverse Team

Our diversity, combined with our passion for technology innovation, data, and saving time, guides us to find creative solutions to contemporary challenges and advance the virtualization of work.



Francisco Gomez
Co-Founder/CEO
PwC, Kirkland & Ellis, Dealogic
DAN
Digital Analyst
PRIMARI Analytics
Andrei Volgin
Co-Founder/CTO
Fmr. Co-founder Spiral Universe, Adamant Media Corp., Adamant Financial Corp.
Darshan Khedekar
Technical Advisor
NASDAQ
Katherine Kalin
Independent Director
Fmr. Executive Celgene, J&J,
Fmr. Partner McKinsey & Co.
Diane D'Erasmo
Independent Director
Fmr. Vice Chair HSBC Corp. Banking N.A.

Francisco Gomez (Co-Founder/CEO), Andrei Volgin (Co-Founder/CTO), DAN (Digital Analyst), Darshan Khedekar (Technology Advisor - NASDAQ), Katherine Kalin (Independent Director - Celgene, J&J, McKinsey), Diane D'Erasmo (Independent Director - HSBC Vice Chairman Emerita)



Founders Interview
Watch later
Share

What Problem Does DAN Solve?

DAN simplifies and improves the *anywhere/any time* work experience and reduces workloads with minimum effort. DAN addresses the impatience, delays, and frustrations caused by tight deadlines, complex software, and lack of skills that business professionals face every day.

DAN eliminates hours of manual work on desktop computers. It also eliminates the learning curve of new software which, often requires sitting through hours of training, tiresome calls with customer support, or tedious study of user manuals just to be able to input or retrieve raw data that *still* needs hours of manual work.

Current Solutions to the Problem

Delegating assignments to skilled staff is today's preferred choice, but automation solutions are slowly gaining ground.

Companies are hiring high-priced talent, budgeting billions of dollars to upskill/retrain staff, and adopting low-code platforms and industrial grade automation.

However, people's time, skills, and abilities do not easily scale, and many end-users lack the time and tech-skills required to use low-code and complex automation tools. Hence, they go back to delegating assignments to others.

Why is DAN a Must-Have?

Do you know anyone who likes spending hours sitting at the computer doing manual work? or Do you know anyone who enjoys rushing to find a coffee shop, or hotel lobby to get Wi-Fi and do urgent work?
DAN is fast, convenient, and powered by easy-to-use smart technology (Friendly AI).


in
Search
Home
My Network
Jobs
Messaging
Message
More...
DAN -Digital Analyst Powered by Friendly AI
PRIMARI Analytics

As an intelligent analyst, DAN understands natural human language and completes and delivers tasks in minutes. DAN also takes on tedious, complex, multi-step assignments that frustrate users and take hours to complete.


Qlik
Google Ads
salesforce

DAN continuously adds skills and masters more software platforms, so you don't have to.

DAN doesn't interfere with users' work habits, there is no learning curve and can be used from any device, without the need to download apps, remember passwords, or reconfigure settings. – *Simply ask via e-mail or SMS text, DAN gets it done.*

Opportunities Found in Market Trends

Advanced tech only goes mainstream when complexity is removed, and when consumers gain convenience and utility from a product.

Why not use AI to help everyone (without the need for prior experience) work easily with any business tool, from anywhere, at any time and significantly improve their productivity and work experience?

Technology is advancing at a faster pace than people's ability to adapt and learn.

Instead of training millions of people to learn new technology skills, why not train one smart technology that can be used by millions of people?

Trends Driving Momentum - Why Now?

Now, more than ever, we need easy-to-use intelligent technology that simplifies work

Now, more than ever, we need easy-to-use intelligent technology that simplifies work, improves work-life balance and is dependable.

Skill-based hiring, increased demands on workers, and higher anywhere/any time work expectations require simpler and more convenient work tools opening a market for DAN.

-95% of workers want better work tools

-60% of staff rely on mobile devices

-56% of employees are using more work tools than in the last 2 years

Just as important as what has changed, PRIMARI's team focuses on what has not changed: Workplace expectations and the demand for a fast turnaround of work.

***Today, more than ever, demand is growing for software that simplifies tasks, shortens delivery time, and facilitates working from anywhere.*

Our Differentiation

Our differentiation is rooted in innovation that appeals to a broad market opportunity, technology, and intellectual property sustained by multiple competitive advantages.

DAN's simplicity and convenience permit executives and employees across a broad range of industries to become users.

DAN's intelligent technology, skillsets, and user-focused-design, supported by intellectual property protection, serve as highly durable competitive advantages.

Market Size

Multiple sources confirm a large and growing market that will allow for $100m+ in revenue for an innovative, must-have solution.

All AI - estimated to reach $126bn in 2025 (Statista)

Virtual Assistants - estimated to be $25.63bn in 2025 (Research and Markets)

Hyper Automation - estimated to reach $13.83bn in 2025 (Xorlogics)

PRIMARI's *bottom-up* estimated total market size is $33.9bn

Our Philosophy

Focus - To be the user's preferred choice, we must focus on what is important to the user and eliminate non-essential opportunities for PRIMARI.

Simplicity - We will put ourselves in the users' minds to understand their needs and preferences and eliminate all that is unnecessary to facilitate our users' meeting their goals.

Convenience - We will earn users' trust if our technology is always available and easy to use when users need us most.

Speed - Users will choose us if we are responsive, reliable and fast in meeting their needs. Slow technology and delayed improvements convey sub-optimal processes, problems and unreliability.

Dangers - ***Status Quo*** – Biggest detriment to innovation. *Bureaucracy* - Reduces speed and kills innovation. *Ego* – Is dangerously blinding at the personal or organizational level.

Investor Q&A

– COLLAPSE ALL

What does your company do?

PRIMARI is a technology startup developing Friendly AI for business professionals working anywhere, any time. Our smart technology reduces the workload of busy professionals and is built for non-technical end-users, and those dissatisfied with work tools. Our Friendly AI allows users to send emails & text messages to DAN, our Digital Analyst who understands natural language and translates requests into code that CRMs, Marketing, and other software programs can understand and execute in minutes.

Where will your company be in 5 years?

Our team's goal is to become the world's preferred choice for anywhere/any time work solutions powered by AI across the SMBs and large enterprise segments. Our mission is to provide the most convenient and easy-to-use AI products that simplify and improve the remote and on-the-go work experience, reduce the workload of busy

improve the remote and on the go work experience, reduce the workload of busy professionals, empower professionals to use any software without prior training or skills, and improve job satisfaction for millions of workers.

Why did you choose this idea?

Wouldn't it be nice to ask smart technology to complete work at your request? PRIMARI's smart technology allows you to communicate with CRM, Accounting, Marketing, and other software programs in the same way you talk to other people. Our Friendly AI simplifies working anywhere/any time, saves hours of manual work, and is convenient and easy-to-use.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Now, more than ever, we need easy-to-use smart technology that simplifies work, improves work-life balance and is dependable.

Anywhere/any time work expectations and skill-based hiring have shifted the marketplace in DAN's direction.

We see opportunities not only in what has changed but also, in what remains unchanged.

UNCHANGED
-Expectations for fast results
-Growth in number of business applications
-Technology changing faster than people can adapt
-Markets' willingness to pay for faster, simpler and more convenient products

WHAT HAS CHANGED
-100% of workers have email and/or mobile devices
-95% of employees want better work tools
-60% of staff rely on mobile devices
-19% of employee time is spent researching data

What is your proudest accomplishment?

-Recruiting a diverse, accomplished and talented team and board of directors
-Speed of development of our prototype
-Securing a pilot client
-Obtaining Privacy Shield Certification
-Early discussions with global professional services firms regarding use cases for DAN, our Digital Analyst

How far along are you? What's your biggest obstacle?

PRIMARI Analytics was incorporated in October 2018. Since then we have accomplished several milestones including:

-Recruitment of a world-class technology advisor from NASDAQ
-Recruitment of two highly successful executives to serve on our board of directors
-Development of the MVP
-Secured a pilot client
-Received Privacy Shield Certification
-Early discussions with global professional services firms regarding use cases for DAN

With two officers, the biggest obstacle is the speed at which we can integrate 3rd party platforms, and add business skills to our Digital Analyst solution.

Who are your competitors? Who is the biggest threat?

Our biggest competitors are low code-no code platforms, Do-It-Yourself automation platforms, and freelancers. Our biggest challenger is the freelancing group.

What do you understand that your competitors don't?

PRIMARI understands the end-users' pain points and limitations (time and skills), as well as the users' expectations of convenience and simplicity.

PRIMARI understands that DIY products like low-code/no-code platforms ignore a large gap between the end-user's technical skills and their need for an easy-to-use, turnkey product.

All current solutions are slow and inefficient, or require a level of technical expertise that most end-users do not possess.

How will you make money?

PRIMARI will have three versions, a free one, and two paid modules.

The freemium version will be used to create utility and drive adoption.

The first version of the paid subscription model is the "Professional" module aimed at giving individuals and small teams access to business skills linked to 3rd party standard platforms, such as CRMs, Marketing and Accounting platforms.

The second paid version is the "Enterprise" module aimed at supporting clients' staff by providing access to business skills linked to 3rd party standard platforms, customized standard platforms, and proprietary data sets.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

PRIMARI's DAN is an early-stage product. The most significant risk for PRIMARI is the speed of development and execution.

For PRIMARI to be successful, we need to deliver a robust, convenient, and simple-to-use product, including continuous capability improvements.

Similar to other young businesses, PRIMARI also faces the risks listed below.

PRIMARI's business model is not yet proven nor a source of revenue yet. Our current pilot client does not cover company expenses and as a result, our business model may need to change to adapt to product-market fit, competition and market conditions.

PRIMARI's current offering is new and does not have a stable or significant customer base. It is necessary that PRIMARI grows the number of customers rapidly, although, there is no guarantee PRIMARI will do so.

PRIMARI, is dependent on general economic conditions. During economic downturns, individuals, companies, and other organizations may see reductions in their ability and willingness to spend in technology, which may reduce our revenue prospects.

PRIMARI's future success depends on two operating officers. The loss of services of the members of the management team may have an adverse effect on PRIMARI. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

PRIMARI's platform is built to process public and private data sets, and is built to integrate with third-party applications and platforms. Restriction of access to these datasets, applications, and platforms may affect PRIMARI's business.

PRIMARI may experience system failures, outages and/or disruptions of the functionality of our platform. Such failures, delays and other problems could harm our reputation and business, cause us to lose customers or expose us to customer liability. While we have processes and backup measures in place, there is no assurance that these instances will always be prevented.

PRIMARI could be the target of cyberattacks, denial of service, and other malicious attacks. While we have processes and security measures in place, there is no assurance that these malicious attacks will always be prevented.

Although PRIMARI's Intellectual Property is protected through several methods and guidelines, reverse engineering and other illegal acts can be of detriment to the company's earnings and reputation causing legal and commercial challenges.

PRIMARI's limited operating history provides no assurance that PRIMARI will be able to record profits in the future. PRIMARI will continue to experience operating losses as it expands its offering, engages in additional development efforts, and grows its marketing and sales force in an effort to commercialize its products. PRIMARI expects losses until, if ever, its revenues from the sale of its products and services cover its expenses. Achieving and maintaining long-term profitability depends on successfully commercializing PRIMARI's products and technologies. PRIMARI cannot assure you that it will be able to achieve any of the foregoing or that it will be profitable even if it successfully commercializes its products.

PRIMARI is also faced with risks inherent in operating a new business. The risks inherent in operating a new business such as PRIMARI's include: difficulties and delays often encountered in developing, producing and commercializing new, advanced technologies; developing the markets for PRIMARI's products and technologies; transitioning PRIMARI's development efforts to commercialization; attracting and retaining qualified management, sales and/or marketing and technical staff; forecasting accuracy, determining appropriate investments of PRIMARI's limited resources; market acceptance of PRIMARI's existing and future products and services; competition from established companies with greater financial and technical resources; acquiring and retaining users; and developing enhancements to PRIMARI's products and services. PRIMARI cannot assure you that PRIMARI will be successful in addressing these and other challenges PRIMARI may face in

PRIMARI will be successful in addressing these and other challenges PRIMARI may face in the future.

PRIMARI's current and potential competitors may have longer operating histories, greater financial, technical, marketing and other resources and larger customer bases than PRIMARI does. These factors may allow PRIMARI's competitors to respond more quickly than PRIMARI can to new or emerging technologies and changes in customer preferences. These competitors may engage in more extensive marketing campaigns. PRIMARI's competitors may develop products or services that are similar to PRIMARI's products and services or that achieve greater market acceptance than PRIMARI's services.

PRIMARI will likely need to engage in future financing in the future in the form of equity, debt, or preferred stock which could affect investor's rights and the value of the original investment. Adverse interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to some investors. In addition, if, in the future, PRIMARI needs to raise more equity capital from the sale of stock, institutional or other investors may negotiate different investment terms.

PRIMARI may never receive future financing. In addition, PRIMARI may never undergo a liquidity event such as a sale of PRIMARI or an IPO. If neither the sale of Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to PRIMARI's assets or profits and have no voting rights or ability to direct PRIMARI or its actions.

If adequate funds are not available or not available on acceptable terms, PRIMARI may not be able to fund its expansion, promote its product, take advantage of unanticipated acquisition opportunities, develop or enhance services or respond to competitive pressures. Any such inability may have a material adverse effect on PRIMARI's business, results of operations, financial condition, and prospects.

There is no current market for PRIMARI's stock. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. Further, some investors are required to assign their voting rights as a condition to investing. This assignment of voting rights may further limit an investor's ability to liquidate their investment.

Unlike listed companies that have comparable valuation metrics which are publicly available, startup valuations are difficult to assess at any stage. Since PRIMARI has not established a trading forum for its stock, there will be no easy way to know what the Common Stock is "worth" at any time. The valuation cap for this offering has been determined by the company and you may risk overpaying for your investment.

Voting control will be in the hands of a small number of shareholders. Investors who use WeFunder's platform may not be able to influence the company's policies, the election of directors, changes to the company governance documents, employee option pool, or other corporate actions that require stockholder approval.

Investors will not see a return on PRIMARI until acquired, IPO, or becomes profitable to start paying dividends to shareholders. None of those events are guaranteed to happen. Also, that dividends will only be paid if and when declared by the Board.

The statements presented in this Regulation Crowd Funding Offering may contain forward-looking statements. These statements may relate to future events, future clients, future sales, future partnerships, and future financial performance of PRIMARI. However, any statements that are not statements of historical fact - including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans" (and similar expressions) - should be considered forward-looking statements. In the spirit of full transparency, there are a number of factors that could cause PRIMARI's actual results to differ materially from those indicated by the forward-looking statements.

What do you need the most help with?

PRIMARI needs most help with user input and feedback on the most complex and unintuitive business software, and capital to scale the business.

Understanding the most pressing pain points helps us prioritize which skills and platforms to add to our Digital Analyst. And capital helps us speed up development and scale the product.

What would you do with the money you raise?

PRIMARI is raising up to $1m and allocating the capital as follows:
85% to Product Development
10% to Operating and Administrative expenses (including Wefunder's 7.5% fee)
5% to Marketing and Sales
**Our software platform and infrastructure allow PRIMARI to put investment monies to work immediately, without disruptions.

Who are your target customers?

Our target users are those business professionals who often work anywhere/any time, those who have little time to work from desktop computers, those with tedious and repetitive jobs, those who are dissatisfied with their work tools, and those who are not familiar with any given business software.

While we will offer a freemium version, our initial paying target customer is US based SMBs. The underserved SMB market is sizeable, but we intend to broaden our reach and serve larger enterprises as soon as feasible.

Why will you win?

Our Digital Analyst, DAN, significantly reduces the user's workload with minimum effort quickly becoming of daily use for business professionals.

Through a fast and easy-to-use (email/SMS text) interface, it is easy for users to integrate DAN into their daily work lives.

DAN's substitute options require complicated and time-consuming tasks such as learning how to design workflows and integrate applications, learning new software platforms, waiting (im)patiently for someone else to do the work, or doing hours of manual work yourself.

DAN is a turnkey product that displays convenience, simplicity, and speed to any user, from first use.

At PRIMARI we know that markets decide winners, and users prefer simple and convenient products that provide immediate utility.

Unlike most products whose limited (specialized) use cases fail to reach audiences beyond the early adopters, DAN's smart technology significantly broadens the available market to us by continuously adding more skills and platforms that widen the use case applications.

How is your business defensible?

Most startup businesses are differentiated by a singular characteristic that distinguishes them from incumbents, and typically that characteristic makes them highly vulnerable to changes in the market and in the competitive landscape.

DAN, PRIMARI's product, has multiple layers of competitive advantage that serve as moats against competitors. These layers include technology IP, user experience, and customer-focused design, together with a lean operating model, capital efficiency, and a highly scalable business model.